February 10, 2006
BY HAND DELIVERY AND EDGAR
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed November 16, 2005
File No. 333-129731
Dear Mr. Shuman:
          On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated December 14, 2005 relating to your review of the above filing. Concurrently with the submission of this letter, ACE*COMM has filed an amendment to its resale registration statement (the “Amended Registration Statement”) and provided supplementally to the Staff courtesy copies of the Amended Registration Statement, marked to show changes from the version currently on file with the Commission.
          ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form S-3
Selling Stockholders, page 8
1.	Revise to disclose the individual or individuals who exercise the voting and/or dispositive control with respect to the shares to be offered for resale by Enable Growth Partners. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. Please revise to confirm that the natural persons named in footnotes (6), (9) and (10) exercise voting and/or dispositive control with respect to the shares offered for resale by DKR SoundShore Oasis Holdings Fund Ltd., Smithfield Fiduciary LLC and Harborview Master Fund LP. Since it appears that the disclosure provided in footnote (8) is more than nine months old, please update

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

to provide natural person disclosure for Omicron Mater Trust as of the most recent practicable date.

Response: ACE*COMM has revised the disclosure in the Amended Registration Statement to provide the information requested by the Staff.

2.	Tell us whether any of the selling stockholder are affiliates of registered broker dealers. If so, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: ACE*COMM has confirmed with the selling stockholders that they are not affiliates of registered broker dealers.
Incorporation of Certain Documents by Reference, page 12
3.	Revise to also incorporate by reference your Form 10-K for the fiscal year ended June 30, 2005, filed on August 31, 2005, as well as the amendment to your Form 10-K filed on September 28, 2005.

Response: ACE*COMM has revised the disclosure in the Amended Registration Statement to provide the information requested by the Staff.
Exhibit 5.1
4.	We note the disclosure that this opinion speaks as of the date thereof (i.e., November 15, 2005). Please note that your legal opinion must speak as of a date reasonably close to the date of effectiveness. In this regard, please revise to delete this qualification from the opinion or confirm that a newly dated opinion will be filed prior to requesting acceleration of the effectiveness of this registration statement.

Response: A newly dated opinion has been filed with the Amended Registration Statement.

5.	We note that the legal opinion assumes “the receipt by the Company of the consideration for the Shares specified in the resolutions of the Board of Directors referred to I Paragraph 4 above.” Your assumption as to this factual matter should be eliminated, as the opinion appears to be conditioned upon a factual matter that may be readily ascertained. We would not object if counsel indicates that it relied upon an officer’s certificate with respect to facts necessary for its opinion. Please revise.

Response: The newly dated opinion filed with the Amended Registration Statement makes the changes requested by the Staff.

Mark P. Shuman
U.S. Securities and Exchange Commission
February 10, 2006

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          Your attention to this response is greatly appreciated. Should you have any questions concerning the above responses or the Amended Registration Statement, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar
Frank A. Bacelli